Registration No. ________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOCUS ENHANCEMENTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3144936
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

1370 Dell Avenue
Campbell, California 95008
(408) 866-8300
(Address, including zip code, and telephone number, including area code, of principal executive offices)
Gary L. Williams
Vice President of Finance and Chief Financial Officer
FOCUS Enhancements, Inc.
1370 Dell Avenue
Campbell, California 95008
(408) 866-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jerrold F. Petruzzelli, Esq. and Gregory A. Gehlmann, Esq.
Manatt Phelps & Phillips, LLP
1501 M Street, NW, Suite 700
Washington, DC 20005
(202) 463-4334

Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to	Offering Price Per	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Be Registered(1)	Share	Price	Registration Fee
Common Stock, par value $0.01 per share, including underlying warrants	890,659	$1.74 (2)	$1,549,747 (2)	$196.35 (2)

(1)	The Common Stock being registered consists of 844,393 shares of common stock and 46,266 shares issuable upon attainment of certain performance criteria over the next two years.

(2)	The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 by taking the average of the bid and asked prices of the registrant’s Common Stock, $0.01 par value per share, on April 16, 2004 as reported on the NASDAQ SmallCap Market.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 29, 2004

PROSPECTUS

FOCUS ENHANCEMENTS, INC.
890,659 SHARES OF COMMON STOCK

          This prospectus relates to the registration for resale of up to 890,659 shares of our common stock, $0.01 par value per share, including 46,266 shares issuable upon the attainment of certain performance criteria (earn out shares). These shares were issued to three individuals and one financial advisor in connection with the acquisition of two companies: COMO Computer and Motion GmbH and DVUnlimited. See page 10 under the heading “Selling Shareholders.” Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling shareholders identified in this prospectus to register for resale shares issued to them.

          Pursuant to this prospectus, the selling shareholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the “Plan of Distribution” section of this prospectus, beginning on page 10 of this prospectus. Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer and Motion GmbH by certain shareholders, the selling shareholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

          We will pay all registration expenses including, without limitation, all Securities and Exchange Commission and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

          Each selling shareholder may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

          Our common stock is listed on the NASDAQ SmallCap Market with the ticker symbol “FCSE.” On April 16, 2004, the closing price of our common stock on the NASDAQ SmallCap Market was $1.74 per share. Our principal executive offices are located at 1370 Dell Avenue, Campbell, California 95008, and our telephone number is (408) 866-8300.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 2 of this prospectus.

The date of this prospectus is __________, 2004.

RISK FACTORS

          You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We have a long history of operating losses.

          As of December 31, 2003, we had an accumulated deficit of $63,021,000. We incurred net losses of $1,698,000, $5,957,000, and $6,658,000 for the years ended December 31, 2003, 2002 and 2001, respectively. There can be no assurance that we will become profitable. Additionally, our auditors have included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2003 that recurring losses from operations and our accumulated deficit raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

A significant portion of our revenues are from products that are designed for consumer goods that have seasonal sales.

          A significant portion of our revenues are subject to risks associated with the sales of certain end products at retail that are seasonal, with a majority of retail sales occurring during the period of September through December. As a result, our annual operating results with respect to sales of semiconductor chips designed into newly introduced products, including Microsoft’s Xbox depend, in large part, on sales during the relatively brief holiday season. In January 2004, we announced that we did not expect further orders from Microsoft with respect to Xbox. See “We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits” for further information.

We may need to raise additional capital, which will result in further dilution of existing and future stockholders.

          Historically, we have met our short- and long-term extra cash needs through debt and the sale of common stock in private placements because cash flow from operations has been insufficient to fund our operations. Set forth below is information regarding net proceeds received recently:

	Private Offerings Of	Issuance of	Exercise of Stock
	Common Stock	Debt	Options and Warrants
Fiscal 2003	$1,920,000	—	$3,437,000
Fiscal 2002	$3,121,000	—	$625,000
Fiscal 2001	—	$2,650,000	$199,000

          Future capital requirements will depend on many factors, including cash flow from operations, continued progress in research and development programs, competing technological and market developments, and our ability to market our products successfully. If we require additional equity or debt financing in the future, there can be no assurance that sufficient funds will be raised. Moreover, any equity financing or convertible debt would result in dilution to our then-existing stockholders and could have a negative effect on the market price of our common stock. Furthermore, any additional debt financing will result in higher interest expense.

          We anticipate costs associated with pending and recently announced acquisitions, including legal, accounting and associated finder’s fees to exceed $400,000. Furthermore, because the businesses associated with these acquisitions are not currently profitable, additional cash may be needed to fund operations. Therefore, we believe additional financings will be required in 2004. To that end, on April 6, 2004, we announced that we had obtained binding commitments to sell approximately 3.9 million shares of our common stock to a group of third party investors in a private placement transaction, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. See “Recent Developments Additional Capital” for more information.

We are dependent upon a significant stockholder to meet our interim financing needs.

          We have relied upon Carl Berg, a director and significant owner of the Company’s common stock, for interim financing needs. As of December 31, 2003, we had an aggregate of approximately $4.4 million in debt and accrued interest outstanding to Mr. Berg. Since that time Mr. Berg has converted this debt. Additionally, Mr. Berg has provided Samsung Semiconductor Inc., our contracted ASIC manufacturer, with a personal guarantee to secure our working capital requirements for ASIC purchase order fulfillment. There can be no assurances that Mr. Berg will continue to provide such interim financing or personal guarantees, should we need additional funds or increased credit facilities with our vendors. See “We have a significant amount of convertible securities that will dilute existing stockholders upon conversion” for further information.

We have a significant amount of convertible securities that will dilute existing stockholders upon conversion.

          On March 19, 2004, Mr. Berg converted his approximately $4.5 million of debt and accrued interest into preferred and common stock on conversion terms agreed to more than two years ago. This conversion resulted in the issuance of 2,173,193 shares of our common stock, 840 shares of Series B preferred stock and 417 shares of Series C preferred stock, which are convertible into an additional 840,000 and 417,000 shares of the Company’s voting common stock, respectively. Following the conversion, Mr. Berg owned approximately 11% of the Company’s outstanding equity.

          At April 16, 2004, we had 49,240,843 and 3,161 shares of common and preferred shares issued and outstanding, respectively, and 1,319,914 warrants and 5,315,375 options that are exercisable into shares of common stock. The 3,161 shares of preferred stock are convertible into 3,161,000 shares of the Company’s voting common stock. Furthermore, we may grant 1,367,141 additional stock options to our employees, officers, directors and consultants under our current stock option plans. We also may issue additional shares in acquisitions. Any additional grant of options under existing or future plans or issuance of shares in connection with an acquisition will further dilute existing stockholders.

Any acquisitions of companies or technologies by us, including our proposed acquisition of Visual Circuits’ assets, and recently announced acquisition of COMO Computer and Motion GmbH may result in distraction of our management and disruptions to our business.

          We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in January 2004 when we announced that we had entered into a definitive agreement to acquire substantially all the assets of Visual Circuits Corporation, and in March 2004 when we announced that we had acquired the stock of COMO Computer & Motion GmbH. From time to time, we may engage in discussions and negotiations with companies regarding the possibility of acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions and/or pay for the legal, accounting or finders fees, typically associated with an acquisition. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any potential acquisition may also result in a charge for in-process research and development expense, which will negatively affect our consolidated results of operations.

We rely on certain vendors for a significant portion of our manufacturing.

          At December 31, 2003, approximately 65% of the components for our products are manufactured on a turnkey basis by three vendors, Furthertech Company Ltd., Samsung Semiconductor Inc., and Asemtec Corporation. In addition, certain of our products are assembled by a single vendor in Mexico. If these vendors experience production or shipping problems for any reason, we in turn could experience delays in the production and shipping of the Company’s products, which would have an adverse effect on our results of operations.

We are dependent on our suppliers.

          We purchase all of the Company’s parts from outside suppliers and from time to time experience delays in obtaining some components or peripheral devices. Additionally, we are dependent on sole source suppliers for certain components. There can be no assurance that labor problems, supply shortages or product discontinuations will not occur in the future which could significantly increase the cost, or delay shipment, of our products, which in turn could adversely affect our results of operations.

We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits.

          For the year ended December 31, 2003, one customer represented 37% of our total revenues and 24% of our accounts receivable as of December 31, 2003. We presently have no reason to believe that this customer lacks the financial resources to pay. We do not have long-term contracts requiring any customer to purchase any minimum amount of products. There can be no assurance that we will continue to receive orders of the same magnitude as in the past from existing customers or will be able to market our current or proposed products to new customers. However, the loss of any major customer, the failure of any such identified customer to pay us, or to discontinue issuance of additional purchase orders, would have a material adverse effect on our revenues, results of operation, and business as a whole absent the timely replacement of the associated revenues and profit margins associated with such business. Furthermore, many of our products are dependent upon the overall success of our customers’ products, over which we often have no control. To that point, in January 2004, we were informed that we should not expect further FS454 chip orders from Microsoft for the Xbox. FS454 orders, which were primarily from Microsoft, represented 37% of our revenues for the year ended December 31, 2003 and 64% and 40% of our revenues for the third and fourth quarters of 2003, respectively. The loss of Microsoft orders for the FS454 will have a material adverse effect on our revenues and operating profit, especially when compared to the third and fourth quarter of 2003, as we began our initial shipments to the customer in the third quarter of 2003 and continued sales through the fourth quarter for the customer’s seasonal holiday sales. However, as the product was manufactured by one of our contract manufacturers, we were able to meet the customer’s requirements without an increase in our staffing and operations. Although there can be no assurances, we do not anticipate any significant adjustments to our staffing or operations or significant adjustments to the carrying value of our FS454 inventory, as a result of this loss.

Backlog should not be construed as indicative of future revenue or performance.

          In the past we have experienced quarterly fluctuations in operating results due to the contractual nature of our business and the consequent timing of product orders. In addition, we have historically operated with a small amount of backlog and accordingly our revenues in any quarter have been substantially dependent upon orders booked in that quarter. However, as of December 31, 2003, our total backlog was approximately $1,076,000 compared to $223,000 at December 31, 2002. There can be no assurance that the rate of growth in backlog will continue. For example, on January 28, 2004, we announced that we did not expect further orders from Microsoft with respect to Xbox. This will significantly decrease backlog in the near-term. Furthermore, only a small portion of our backlog is fully funded and many of our customers have the ability to delay delivery or cancel contracts, therefore, there can be no assurance that orders comprising the backlog will be realized as revenue. In any event, quarterly sales and operating results will continue to be affected by the volume and timing of contracts received and performed within the quarter, which are difficult to forecast. Any significant deferral or cancellation of a contract could have a material adverse effect on our operating results in any particular period. Because of these factors, the period-to-period comparisons of our operating results are not necessarily indicative of future performance.

Our quarterly financial results are subject to significant fluctuations.

          We have been unable in the past to accurately forecast our operating expenses or revenues. Revenues currently depend heavily on volatile customer purchasing patterns. If actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

Our products may become obsolete very quickly.

          The computer peripheral markets are characterized by extensive research and development and rapid technological change resulting in short product life cycles. Development by others of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive. We must devote substantial efforts and financial resources to enhance our existing products and to develop new products. There can be no assurance that we will succeed with these efforts.

We may not be able to protect our proprietary information.

          As of December 31, 2003, we held four patents and one pending application (combining five previous provisional patent applications) in the United States. Certain of these patents have also been filed and issued in countries outside the United States. We treat our technical data as confidential and rely on internal non-disclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or prove valuable in light of future technological developments.

Delays in product development could adversely affect our market position or customer relationships.

          We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

•	changing product specifications;

•	difficulties in hiring and retaining necessary personnel;

•	difficulties in reallocating engineering resources and other resource limitations;

•	difficulties with independent contractors;

•	changing market or competitive product requirements;

•	unanticipated engineering complexity;

•	undetected errors or failures in software and hardware; and

•	delays in the acceptance or shipment of products by customers.

If we are unable to respond to rapid technological change in a timely manner, then we may lose customers to our competitors.

          To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products. Our industry is characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing proprietary technology and systems may become obsolete. Future success will depend on our ability to do the following:

•	both license and internally develop leading technologies useful in our business;

•	enhance existing technologies;

•	develop new services and technology that address the increasingly sophisticated and varied needs of prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

          Developing proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

During much of the first half of 2003, our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. If we were to be delisted, it could make trading in our stock more difficult.

          Our voting common stock is traded on the Nasdaq SmallCap Market. There are various quantitative listing requirements for a company to remain listed on the Nasdaq SmallCap Market.

          We are required to maintain a minimum bid price of $1.00 per share for our common stock. Between January 1, 2003 and December 31, 2003, Focus voting common stock closed below $1.00 a share on 64 of 252 trading days. On March 18, 2003, we were notified by the Nasdaq that our common stock did not meet the minimum bid price requirement to remain listed on the Nasdaq SmallCap Market. However, on May 21, 2003, we received notification from Nasdaq that we had regained compliance and the matter was closed.

          We must maintain stockholders’ equity of $2,500,000. At December 31, 2003, we had total stockholders’ equity of $7,952,000. To the extent we incur net losses and do not raise additional capital, our stockholders’ equity will be reduced.

          If we fail to meet these Nasdaq SmallCap requirements, our common stock could be delisted, eliminating the only established trading market for our shares. Any sales of our voting common stock at a discount to market may reduce the trading price of our common stock to a level below the Nasdaq minimum bid price requirement.

          In the event we are delisted from the Nasdaq SmallCap Market, we would be forced to list our shares on the OTC Electronic Bulletin Board or some other quotation medium, such as pink sheets, depending on our ability to meet the specific listing requirements of those quotation systems. As a result an investor might find it more difficult to dispose of, or to obtain accurate price quotations for, such shares. Delisting might also reduce the visibility, liquidity, and price of our voting common stock.

Our common stock price is volatile.

          The market price for our voting common stock is volatile and has fluctuated significantly to date. For example, between January 1, 2003 and December 31, 2003, the per share price has fluctuated between $0.50 and $4.20 per share, closing at $1.74 at April 16, 2004. The trading price of our voting common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations, new sales formats or new products or services by Focus or its competitors;

•	cyclical nature of consumer products using our technology;

•	changes in financial estimates by us or securities analysts;

•	changes in the economic performance and/or market valuations of other multi-media, video scan companies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	additions or losses of significant customers; and

•	sales of common stock or issuance of other dilutive securities.

          In addition, the securities markets have experienced extreme price and volume fluctuations in recent times, and the market prices of the securities of technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation, including us. If we are sued in a securities class action, then it could result in additional substantial costs and a diversion of management’s attention and resources.

Risks Related to Our Industry

International sales are subject to significant risk.

          Our revenues from outside the United States are subject to inherent risks related thereto, including currency rate fluctuations, the general economic and political conditions in each country. There can be no assurance that the economic crisis and currency issues currently being experienced in certain parts of the world will not reduce demand for our products and therefore have a material adverse effect on our revenue or operating results.

Our business is very competitive.

          The computer peripheral markets are extremely competitive and are characterized by significant price erosion over the life of a product. We currently compete with other developers of video conversion products and with video-graphic integrated circuit developers. Many of our competitors have greater market recognition and greater financial, technical, marketing and human resources. Although we are not currently aware of any announcements by our competitors that would have a material impact on our operations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

          The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. We anticipate increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors in this market.

          Often our competitors have greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we possess. In addition, some of our competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels. If such adverse economic conditions were to continue or worsen, our business, financial condition and operating results could be adversely impacted.

          If the adverse economic conditions in California, the United States and throughout the world continue or worsen, we may continue to experience a material adverse impact on our business, operating results, and financial condition. We continue to take actions and charges to reduce our cost of sales and operating expenses in order to address these adverse conditions. A prolonged continuation or worsening of sales trends may require additional actions and charges to reduce cost of sales and operating expenses in subsequent quarters. We may be unable to reduce cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment. If we must undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby adversely affecting our business, financial condition and operating results. Continuing weakness in the economy could decrease demand for our products, increase delinquencies in payments and otherwise have an adverse impact on our business.

Recent corporate bankruptcies, accounting irregularities, and alleged insider wrong doings have negatively affected general confidence in the stock markets and the economy, further depressing the stock market and causing the U.S. Congress to enact sweeping legislation.

          In an effort to address these growing investor concerns, the U.S. Congress passed, and on July 30, 2002, President Bush signed into law, the Sarbanes-Oxley Act of 2002. This sweeping legislation primarily impacts investors, the public accounting profession, public companies, including corporate duties and responsibilities, and securities analysts. Some highlights include establishment of a new independent oversight board for public accounting firms, enhanced disclosure and internal control requirements for public companies and their insiders, required certification by CEO’s and CFO’s of SEC financial filings, prohibitions on certain loans to offices and directors, efforts to curb potential securities analysts’ conflicts of interest, forfeiture of profits by certain insiders in the event financial statements are restated, enhanced board audit committee requirements, whistleblower protections, and enhanced civil and criminal penalties for violations of securities laws. Such legislation and subsequent regulations will increase the costs of securities law compliance for publicly traded companies such as us.

Continued terrorism threats and hostilities in the Middle East have had a negative impact on the U.S. economy.

          The adverse consequences of war and the effects of terrorism have had a negative affect on the U.S. economy. Further conflicts in the Middle East could negatively impact our ability to raise additional funds if needed and our revenues will be adversely affected if consumers and businesses continue to cut back spending.

The spread of severe acute respiratory syndrome or other viruses may have a negative impact on our business and results of operations.

          The recent outbreak of severe acute respiratory syndrome, or SARS, which has had particular impact in China, Hong Kong, and Singapore, could continue to have a negative effect on our operations. Our operations may be impacted by a number of world health-related factors, including, among other things, disrupting operations at our turnkey manufacturer and certain of our distributors and customers located in those areas. If SARS or other viral strains re-emerge in the future, our international and domestic sales and operations could be harmed.

NOTE ON FORWARD LOOKING STATEMENTS

          From time to time, information provided by Focus Enhancements Inc. (“Focus”) or statements made by its employees may contain “forward looking” information within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as “believe”, “plan”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “may increase”, “may fluctuate”, “may improve” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, and “could”. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, opportunities and expectations regarding technologies, anticipated performance or contributions from new and existing employees, proposed acquisitions, projections of future performance, possible changes in laws and regulations, potential risks and benefits arising from the implementation of our strategic and tactical plans, perceived opportunities in the market, potential actions of significant stockholders and investment banking firms, and statements regarding our mission and vision. Our actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. Factors that may cause such differences include, without limitation, the availability of capital to fund our future cash needs, reliance on major customers, history of operating losses, failure to integrate new acquisitions, the actual amount of charges and transaction expenses associated with the acquisitions, the ability to recognize expected synergies upon acquisition and the related benefits envisioned by us, market acceptance of our products, technological obsolescence, competition, component supply problems and protection of proprietary information, as well as the accuracy of our internal estimates of revenue and operating expense levels. Each forward looking statement should be read in conjunction with the “Risk Factors” included in this prospectus, together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, contained in our periodic reports filed with the SEC. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

FOCUS ENHANCEMENTS, INC.

          Founded in 1991, FOCUS Enhancements, Inc. is a designer of solutions in advanced, proprietary video technology. Headquartered in Campbell, California, we design, develop, and market video solutions in two distinct markets: advanced, proprietary video conversion ICs (Integrated Circuits) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor (Integrated Circuit) products include designs for PCs, Game Cards, Internet TV, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to Original Equipment Manufacturers (OEMs). Our complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and Home Theater markets.

          Our main address is 1370 Dell Avenue, Campbell, California 95008 and our telephone number is (408) 866-8300. Our Web site is located at http://www.Focusinfo.com. Information contained in our Web site is not part of this prospectus.

THE TRANSACTIONS

DVUnlimited

          In September 2003, we entered into an agreement to purchase certain software and other intangible assets of DVUnlimited, a sole proprietorship, located in Budapest, Hungary. Attila Mezei, received $50,000 and 19,231 shares of our common stock in exchange for the sale of all rights and technology related to DVUnlimited.

COMO Computer and Motion

          In February 2004, we entered into an agreement to purchase all the outstanding stock of COMO Computer and Motion GmbH (“COMO”), a corporation, located in Kiel, Germany from its two shareholders:

•	Norman Schlomka, an individual, received 541,039 shares of our common stock in exchange for 92% of outstanding capital of COMO. Additionally, Mr. Schlomka may earn an additional 34,527 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Schlomka remains an employee of COMO.

•	Frithjof Becker, an individual, received 254,123 shares of our common stock in exchange for 8% of outstanding capital of COMO. Additionally, Mr. Becker may earn an additional 11,739 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Becker remains an employee of COMO.

vFinance Investments, Inc.

          vFinance Investments, Inc. acted as our exclusive financial advisor, for the purposes of the acquisition of COMO. In connection with this transaction, we are obligated to pay vFinance Investments, Inc. a success fee of $100,000 and 30,000 shares of our common stock. vFinance’s duties as financial advisor for merger and acquisition services were undertaken on a reasonable best efforts basis only. It made no commitment to find a suitable acquisition target for us. Timothy Mahoney, a member of our Board of Directors, is the Chairman and COO of vFinance, Inc., the parent company to vFinance Investments, Inc. Mr. Mahoney owns approximately 20% of the shares of vFinance, Inc.

          These common stock shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

          The terms of the common stock are described in this prospectus under the heading “Description of Capital Stock.” Copies of the purchase agreement, the registration rights agreement and the form of warrant, have been filed as exhibits to the registration statement (of which this prospectus is a part), which are incorporated by reference in this prospectus.

USE OF PROCEEDS

          Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer and Motion GmbH by certain shareholders, we will not receive any of the proceeds from the sale of shares by the selling stockholders. We are paying the expenses of registration of the shares being offered under this prospectus.

DILUTION

          As of April 16, 2004, 844,393 shares of the 890,659 shares being offered pursuant to this prospectus, were issued in private placement and are already outstanding. The remaining 46,266 shares will only be issued to certain shareholders upon attainment of certain performance criteria over the next two years. The issuance of these additional shares will dilute our current shareholders by less than one percent.

SELLING SHAREHOLDERS

          The following table sets forth: (i) the number of shares of Focus common stock beneficially owned by each selling shareholder as of April 16, 2004 and (ii) the number of shares of Focus common stock to be offered hereby by each selling shareholder. Other than disclosed in this prospectus, no selling shareholder has had any position, office or other material relationship with us during the past three years. The information set forth below is based on information provided by each selling shareholder.

	Common Stock Beneficially Owned
	as of April 16, 2004		Number of Shares
Name of Selling Shareholder (1)	Number	Percent (2)	Offered
Attila Mezei (3)	19,231	*	19,231
Norman Schlomka (4)	575,566	1.2	575,566
Frithjof Becker (5)	265,862	*	265,862
vFinance Investments, Inc.(6)	30,000	*	30,000

			890,659

*	Less than one percent.

(1)	Such persons have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table. See “The Transactions” on page 9 for a description of the amount of warrants and common stock purchased or paid to each selling shareholder.

(2)	Based on 49,240,843 total shares outstanding as of April 16, 2004.

(3)	Mr. Mezei, owned 100% of the outstanding stock of DVUnlimited.

(4)	Mr. Schlomka, received 541,039 shares of our common stock in exchange for 92% of outstanding capital of COMO. Additionally, Mr. Schlomka may earn an additional 34,527 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Schlomka remains an employee of COMO. Proceeds from the sale of certain shares must be used to repay us approximately $730,000 of debt, of which approximately $375,000 relates to a note payable to COMO.

(5)	Frithjof Becker, an individual, received 254,123 shares of our common stock in exchange for 8% of outstanding capital of COMO. Additionally, Mr. Becker may earn an additional 11,739 shares of our common stock over a two-year period, if certain performance goals are met and Mr. Becker remains an employee of COMO. Proceeds from the sale of certain shares must be used to repay us approximately $375,000 of debt, all of which relates to a note payable to COMO.

(6)	vFinance Investments, Inc. acted as our exclusive financial advisor, for the purposes of the acquisition of COMO. In connection with this transaction, we are obligated to pay vFinance Investments, Inc. a success fee of $100,000 and 30,000 shares of our common stock. vFinance’s duties as financial advisor for merger and acquisition services were undertaken on a reasonable best efforts basis only. It made no commitment to find a suitable acquisition target for us. Timothy Mahoney, a member of our Board of Directors is the Chairman and COO of vFinance, Inc., the parent company to vFinance Investments, Inc. Mr. Mahoney owns approximately 20% of the shares of vFinance, Inc.

PLAN OF DISTRIBUTION

          We are registering the shares of stock being offered by this prospectus for resale in accordance with certain registration rights granted the selling shareholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling shareholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling shareholders.

          The selling shareholders may sell any or all of the shares, subject to federal and state securities law, but are under no obligation do so. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered here. The shares may be offered on the Nasdaq SmallCap Market or in privately negotiated transactions. The selling shareholders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker, dealer or underwriter as principal and resale by such broker, dealer or underwriter for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

•	any combination of the foregoing methods; or

•	by any other legally available means.

          The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

          The selling shareholders may also pledge shares to broker-dealers or other financial institutions, and, upon a default relative to any selling shareholder who has so pledged any such shares, the broker-dealer or other financial institution holding the pledged shares may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

          In effecting sales, brokers, dealers or agents engaged by any selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholder in amounts to be negotiated prior to the sale. Any such selling shareholder and such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. One or more of the selling shareholders may indemnify broker-dealers that participate in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

          In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed each of them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

          At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, and discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

          One or more of the selling shareholders identified above may choose to donate or transfer as gifts some or all of the shares that may otherwise be sold directly by the selling shareholder or the selling shareholder may choose to transfer some or all of these shares for no value to one or more affiliated persons. If any of the shares are so transferred by any of the selling shareholders listed above, then the persons who receive the shares would constitute additional selling shareholders under this prospectus.

          Except for the exercise of warrants and the payment of approximately $1,105,000 in indebtedness to us, which includes amounts previously owed to COMO Computer and Motion GmbH by certain shareholders, we will not receive any of the proceeds from the selling shareholders’ sale of our common stock. This registration statement will remain effective until the earlier of (a) the date when all of the shares registered by this registration statement have been distributed to the public, (b) the date when the selling shareholders may sell all of the shares registered by this registration statement in any three-month period pursuant to Rule 144 of the Securities Act (or such successor rule as may be adopted by the SEC) or (c) two years after the effective date of this registration statement.

DESCRIPTION OF CAPITAL STOCK

General

          We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of April 16, 2004, 49,240,843 shares of common stock, 2,744 shares of series B convertible preferred stock and 417 shares of series C convertible preferred stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.

Common Stock

          Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

          Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

          In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

          Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

          The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

          Our board of directors has the ability to issue up to 3,000,000 shares of preferred stock in one or more series, without stockholder approval. The board of directors may designate for the series:

•	the number of shares and name of the series,

•	the voting powers of the series, including the right to elect directors, if any,

•	the dividend rights and preferences, if any,

•	redemption terms, if any,

•	liquidation preferences and the amounts payable on liquidation or dissolution, and

•	the terms upon which such series may be converted into any other series or class of our stock, including the common stock and any other terms that are not prohibited by law.

          It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt. We have no present plans to issue any additional shares of preferred stock.

Series B Preferred Stock

          On April 24, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 2,000 shares of Series B Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,190.48 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At April 16, 2004, there were 2,744 shares of Series B Preferred Stock outstanding.

Series C Preferred Stock

          On November 12, 2001, the board of directors of Focus adopted a Certificate of Designation whereby a total of 500 shares of Series C Preferred Stock, $0.01 par value per share were authorized for issuance. Each share has a liquidation preference in the amount of $1,560.00 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At April 16, 2004, there were 417 shares of Series C Preferred Stock outstanding.

Options and Warrants

          As of April 16, 2004, 5,315,375 options for shares were outstanding under our approved stock option plans and 1,367,141 shares were available for future grants under our stock option plans. We have also issued warrants totaling 1,319,914 common stock shares. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. The number of shares of common stock for which these options and warrants are exercisable and the exercise price of these options and warrants are subject to proportional adjustment for stock splits and similar changes affecting our common stock. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

LEGAL MATTERS

          Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities.

EXPERTS

          The financial statements of Focus as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference from Focus’ Annual Report on Form

10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the substantial doubt about Focus’ ability to continue as a going concern and the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” in 2002), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Visual Circuits as of September 30, 2003 and 2002 have been audited by McGladrey & Pullen LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Visual Circuit’s ability to continue as a going concern), which is included with this registration statement, in reliance upon the report of such firm given their authority as experts in accounting and auditing.

RECENT DEVELOPMENTS

          Microsoft Orders. In January 2004, we were informed that we should not expect further orders of the FS454 from Microsoft. This customer represented 37% of our revenues for the year ended December 31, 2003 and 64% and 40% of our revenues for the third and fourth quarter of 2003, respectively. We recorded gross margins as a percentage of sales, before commissions and selling expenses, of below 30% to this customer. The loss of this customer will have a material adverse effect on the our revenues, operating profit and liquidity, especially when compared to the third and fourth quarter of 2003, as we began our initial shipments to the customer in the third quarter of 2003 and continued sales through the fourth quarter for the customer’s seasonal holiday sales. However, as the product was manufactured by one of our contract manufacturers, we were able to meet the customer’s requirements without an increase in our staffing and operations. Although there can be no assurances, we do not anticipate any significant adjustments to our staffing or operations or significant adjustments to the carrying value of our FS454 inventory as a result of this loss.

          Acquisition. On March 2, 2004 we announced that we had completed the acquisition of COMO Computer & Motion GmbH (COMO), located in Kiel, Germany, through the issuance of approximately 795,000 shares of the our common stock. We may also issue approximately 46,000 additional shares of our common stock to COMO’s shareholders in the event certain conditions are met at the end of fiscal 2004 and fiscal 2005. Founded in 1990, COMO manufactures and distributes digital video solutions. COMO’s key products are Digital Media Management Server Systems, Hard Disk Video Recorder, Videomixer PCI Boards, and Videosignal Transcoder. COMO products are sold worldwide and can be found in Broadcast and Industrial Applications.

          The acquisition of COMO and the anticipated acquisition of Visual Circuits will have a material impact on our operations and financial condition. We anticipate costs associated with these acquisitions, including legal, accounting and associated finder’s fees to exceed $400,000. It is not possible at this time to predict the actual costs because of the ongoing nature of the acquisitions. Furthermore, although it is not possible to determine the amount, we expects increased compensation and general administrative costs due to the acquisitions as we add employees and additional offices. These costs should be offset somewhat by increased revenues, however, it is not possible to determine the revenues that will be generated by the acquisitions. For a further discussion of the risks associated with the acquisitions, see “Risk Factors.”

          Conversion of Debt. On March 19, 2004, Mr. Carl Berg, a director of Focus, converted his approximately $4.5 million of debt and accrued interest into our preferred and common stock on conversion terms agreed to more than two years ago. This conversion resulted in the issuance of 2,173,193 shares of Focus’ common stock and 840 shares of Focus’ Series B preferred stock and 417 shares of Focus’ Series C preferred stock, which are convertible in to an additional 840,000 and 417,000 shares of Focus voting common stock, respectively. Following the conversion, Mr. Berg owned approximately 11% of our outstanding equity.

          Additional Capital. On April 6, 2004, we announced that we had obtained binding commitments to sell approximately 3.9 million shares of our common stock to a group of third party investors in a private placement transaction, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. The shares will be issued at $1.45 per share, an approximate 11% discount to the closing price of our common stock on April 5, 2004. In connection with the private placement, we will issue warrants to the investors and a placement agent to purchase a total of approximately 1.0 million shares of common stock at an exercise price of $2.00 per share. No compensation expense was recorded given that the warrants were issued in connection with the issuance of common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION – PROPOSED
TRANSACTION

Overview

On January 27, 2004, Focus agreed to acquire certain assets and assume certain liabilities of Visual Circuits. The total estimated purchase price of $9.1 million includes consideration of 3.8 million shares of Focus voting common stock valued at approximately $8.7 million and estimated direct transaction costs of $355,000. The transaction is subject to among other things, shareholder approval of Visual Circuits, and is expected to close at the end of May 2004. Direct transaction costs include financial advisory, legal and accounting fees and other direct transaction costs. The allocation of the aggregate purchase price of approximately $9.1 million will be finalized following receipt of the closing balance sheet of Visual Circuits and a final independent appraisal of certain intangible assets of Visual Circuits. For further discussion of the risks associated with the potential acquisition, see “Risk Factors.”

The accompanying unaudited pro forma combined condensed consolidated balance sheet gives effect to the acquisition of Visual Circuits’ assets by Focus as if such transaction occurred on December 31, 2003. Unaudited pro forma combined condensed balance sheet combines the consolidated balance sheets of Focus and of Visual Circuits as of December 31, 2003.

The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Focus for the year ended December 31, 2003 combined with the statement of operations of Visual Circuits for the twelve-month period ended December 31, 2003. The unaudited pro forma combined condensed unaudited consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2003. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of Focus and Visual Circuits which are included or incorporated herein by reference. The pro forma adjustments are preliminary and based on management’s estimates and a preliminary valuation of the intangible assets acquired.

The unaudited pro forma combined condensed consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that Focus and Visual Circuits will not incur additional charges related to the Reorganization or that management will be successful in its effort to integrate the operations of the two companies.

The unaudited pro forma combined condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Focus and Visual Circuits, which are either included or incorporated in this joint proxy statement/prospectus by reference.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2003
(in thousands )
(Unaudited)

	Focus	Visual	Pro Forma		Pro Forma
	Actual	Actual	Adjustments		Combined
Assets
Current assets:
Cash and cash Equivalents	$3,731	$755	$—		$4,486
Accounts receivable, net	2,385	812	—		3,197
Inventories	3,493	277	—		3,770
Prepaid expenses and other current assets	368	66	—		434

Total current assets	9,977	1,910	—		11,887

Property and equipment, net	146	257	—		403
Intangible assets, net	635	—	1,000	(A)	1,635
Other assets	151	—	—		151
Goodwill	5,191	—	6,507	(A)	11,698

Total assets	$16,100	$2,167	$7,507		$25,774

Liabilities and Shareholders’ Equity
Current liabilities:
Note payable	$—	$21	$—		$21
Accounts payable	2,292	551	—		2,843
Accrued liabilities	1,989	233	355	(B)	2,577

Total current liabilities	4,281	805	355		5,441

Long-term debt	3,867	—	—		3,867

Total Liabilities	8,148	805	355		9,308

Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	428	50	(12	)(C,D)	466
Additional paid-in capital	71,295	5,642	3,034	(E,F)	79,971
Accumulated deficit	(63,021)	(4,330)	4,130	(G,H)	(63,221)
Treasury stock	(750)	—	—		(750)

Total shareholders’ equity	7,952	1,362	7,152		16,466

Total liabilities and shareholders’ equity	$16,100	$2,167	$7,507		$25,774

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
For the year ended December 31, 2003 and the twelve month period ending December 31, 2003, as they relate to
Focus Enhancements and Visual Circuits, respectively
(in thousands, except per share data)

	Focus	Visual	Pro forma		Pro forma
	Actual	Actual	Adjustments		Combined
Net revenues	$26,575	$4,346	$—		$30,921
Cost of goods sold	17,428	2,266	250	(I)	19,944

Gross profit	9,147	2,080	(250)		10,977

Operating expenses:
Sales, marketing and support	4,313	928	—		5,241
General and administrative	1,751	1,347	—		3,098
Research and development	4,277	987	—		5,264
Amortization	577	—	—		577
Restructuring recovery	(29)	—	—		(29)

Total operating expenses	10,889	3,262	—		14,151

Loss from operations	(1,742)	(1,182)	(250)		(3,174)
Interest income (expense), net	(193)	10	—		(183)
Other income, net	239	34	—		273

Loss before income taxes	(1,696)	(1,138)	(250)		(3,084)
Income tax expense	2	1	—		3

Net Loss	$(1,698)	$(1,139)	$(250)		$(3,087)

Basic and diluted net loss per share	$(0.04)				$(0.07)

Number of shares used in basic and diluted computation	39,121		3,805	(J)	42,926

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS OF FOCUS AND VISUAL

1. Basis of Pro Forma Presentation

On January 27, 2004, Focus agreed to acquire certain assets and certain liabilities of Visual Circuits. The total purchase price of $9.1 million included consideration of approximately 3.8 million shares of Focus voting common stock, valued at approximately $8.7 million and estimated direct transaction costs of $355,000.

The average market price per share of Focus voting common stock of $2.29 is based on the average closing price for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The estimated direct transaction expenses of $355,000, have been included as a part of the total estimated purchase cost.

The total purchase cost of the Visual Circuits’ transaction is estimated as follows (in thousands):

Value of common shares issued	$8,714
Estimated transaction costs and expenses	355

Total purchase cost	$9,069

The purchase price allocation, which is preliminary and therefore subject to change based on Visual Circuits final analysis, is as follows (in thousands):

		Annual	Useful
	Amount	Amortization	lives
Purchase Price Allocation:
Tangible Assets	$2,167	n/a	n/a
Intangible assets acquired:
Core/developed technology	1,000	$250	4 years
Goodwill	6,507	n/a	n/a
In-process research and development	200	n/a	n/a
Other liabilities	(805)	n/a	n/a

Net estimated purchase price allocation	$9,069	$250

The tangible net assets acquired represent the historical net assets of Visual Circuits’ business as of December 31, 2003. As required under purchase accounting, the assets and liabilities of Visual Circuits have been adjusted to fair value. No adjustments were recorded for tangible net assets acquired as the book value for such net assets was deemed to approximate fair value.

Focus performed an allocation of the total purchase price of Visual Circuits to its individual assets acquired and liabilities assumed. Of the total purchase price, $200,000 has been preliminarily allocated to in-process research and development (“IPRD”) and will be charged to expense in the period the transaction closes. Due to its non-recurring nature, the IPRD attributed to the Visual Circuits transaction has been excluded from the pro forma statements of operations. However, it is reflected in the pro forma balance sheet as an increase in accumulated deficit.

In addition to the value assigned to the IPRD projects, Visual Circuits’ tangible assets and specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable intangible asset includes core/developed technology.

A portion of the purchase price has been allocated to developed technology and IPRD. Developed technology and IPRD were identified and valued through interviews, analysis of data provided by the Visual Circuits business concerning development projects, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability and associated risks. The income approach, which includes an analysis of the cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and IPRD.

Where development projects had reached technological feasibility, they were classified as developed technology and the value assigned to developed technology was capitalized. The developed technology is being amortized on a straight-line basis over its estimated useful life of four years.

Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD, which will be expensed upon the consummation of the Reorganization Agreement. The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

•	Net cash flows. The net cash flows from the identified projects are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, and include costs to complete to bring in-process projects to technological feasibility.

The estimated revenue is based on projections of Visual Circuits’ business for each in-process project. These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Visual Circuits’ business and its competitors.

Projected gross margins and operating expenses approximate the Visual Circuits’ business recent historical levels.

•	Discount rate. The discount rate employed in valuing the developed, core and in process technologies range from 20% to 40% and are consistent with the implied transaction discount rate. A higher discount rate was used in valuing the IPRD, due to inherent uncertainties surrounding the successful development of the IPRD, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates described above.

•	Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 10% to 90%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

2. Pro Forma Adjustments

The Focus Unaudited Pro Forma Combined Condensed Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of Visual Circuits based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined provision (benefit) for income taxes does not represent the amounts that would have resulted had Focus and Visual Circuits filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated financial statements:

(A)	To record the estimated fair value of intangible assets as described in Note 1. Includes the following:

Core/developed technology	$1,000,000
Goodwill	6,507,000

$7,507,000

(B)	To reflect estimated direct transaction expenses of $355,000, consisting of estimated financial advisory, legal and accounting fees and other direct transaction costs.

(C)	To eliminate the $50,000 historical common stock account of Visual Circuits.

(D)	To record the anticipated value of 3.8 million shares of Focus’s common stock with par value of $0.01 per share.

(E)	To eliminate the historical additional paid in capital account of Visual Circuits.

(F)	To record the anticipated value of 3.8 million shares of Focus’s common stock valued at approximately $8.7 million (reduced by the par value of such stock of $38,000).

(G)	To eliminate the historical accumulated deficit account of Visual Circuits.

(H)	To record the in-process research and development of $200,000, which is treated as an expense and therefore increases the accumulated deficit. This amount may change materially based on the final fair value as determined as of the date of completion of the proposed Reorganization and will be charged to operating results of Focus in the quarter the Reorganization is completed.

(I)	To record the amortization of identifiable intangible assets and goodwill related to the acquisition of Visual Circuits as if the transaction occurred January 1, 2003. Focus has not completed the valuation of the actual intangible assets to be acquired. When completed certain amounts identified as intangible assets may be amortized over a period other than the four-year period represented in the pro forma statement of operations. The number of shares issued to Visual Circuits shareholders is based on the Reorganization Agreement, while the fair value per share is based upon the trading range mentioned above.

(J)	To reflect the issuance of approximately 3.8 million shares of Focus stock to Visual Circuits’ shareholders. This amount is based on the total consideration of approximately $8.7 million divided by the average closing price of Focus’ common stock of $2.29 for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The number of shares issued to Visual Circuits’ shareholders is based on the Reorganization Agreement. The fair value per share is based upon the trading range above.

Deferred tax assets totaling approximately $400,000 associated with non-goodwill intangibles was recorded but was offset completely by a $400,000 increase in the valuation allowance against deferred tax assets.

3. Pro Forma Net Loss Per Share

The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Focus voting common stock outstanding during each period plus the shares assumed to be issued in exchange for substantially all the assets of Visual Circuits. Dilutive securities are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

4. Subsequent Events

On March 19, 2004, Mr. Carl Berg, a director of Focus, converted his approximately $4.5 million of debt and accrued interest into Focus’ preferred and common stock on conversion terms agreed to more than two years ago. This conversion resulted in the issuance of 2,173,193 shares of Focus’ common stock and 840 shares of Focus’ Series B preferred stock and 417 shares of Focus’ Series C preferred stock, that are convertible in to an additional 840,000 and 417,000 shares of Focus’ voting common stock, respectively. Following the conversion, Mr. Berg owned approximately 11% of Focus’ outstanding equity.

On April 6, 2004, Focus announced that it had obtained binding commitments to sell approximately 3.9 million shares of its common stock to a group of third party investors in a private placement transaction, receiving proceeds of approximately $5.2 million, net of offering costs of approximately $400,000. The shares will be issued at $1.45 per share, an approximate 11% discount to the closing price of Focus’ common stock on April 5, 2004. In connection with the private placement, Focus will issue warrants to the investors and a placement agent to purchase a total of approximately 1.0 million shares of common stock at an exercise price of $2.00 per share. No compensation expense was recorded given that the warrants were issued in connection with the issuance of common stock.

The conversion of Mr. Berg’s debt and issuance of stock to third party investors described above are not included in the pro-forma financial statements at December 31, 2003.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

          This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

          Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

Our SEC Filings (File No. 1-11860)	Date of Filing
Annual Report on Form 10-K for the year ended December 31, 2003	March 16, 2004

Current Report on Form 8-K, regarding Focus Enhancements sale of common stock and Carl Berg converting debt.	April 8, 2004

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, until such date as this registration statement is no longer effective, pursuant to the terms hereof.
After the date of this prospectus.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Focus Enhancements, Inc.
1370 Dell Avenue
Campbell, California 95008
Attention: Investor Relations
Phone: (408) 866-8300

          This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

          The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Focus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

          You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

The attached financial statements are being provided in conjunction with the presentation under “Unaudited Pro Forma Condensed Combined Financial Information - Proposed Transaction” on page 15.

F

Independent Auditor’s Report

To the Board of Directors
Visual Circuits Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Visual Circuits Corporation as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Visual Circuits Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MCGLADREY & PULLEN LLP

Minneapolis, Minnesota
October 24, 2003 (February 16, 2004 as to Note 2)

Visual Circuits Corporation

Consolidated Balance Sheets
September 30, 2003 and 2002

Assets (Note 3)	2003	2002

Current Assets
Cash	$713,431	$2,416,399
Trade accounts receivable, net of allowance of $52,000 in 2003 and $105,000 in 2002 (Note 8)	846,940	672,828
Inventory	236,736	550,435
Prepaid expenses	30,461	110,242

Total current assets	1,827,568	3,749,904
Equipment, at cost, net of accumulated depreciation of $683,166 in 2003 and $449,288 in 2002 (Note 5)	296,188	503,308

	$2,123,756	$4,253,212

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$324,264	$556,967
Current maturities of long-term debt	32,237	42,497
Accrued expenses:
Compensation	129,200	263,348
Warranty	52,038	80,678
Other	70,072	100,506

Total current liabilities	607,811	1,043,996

Long-Term Debt, less current maturities (Note 5)	—	33,758

Commitments (Note 6)
Stockholders’ Equity (Note 7)
Common stock, $0.01 par value; authorized 25,000,000 shares; issued and outstanding 4,976,837 shares	49,768	49,768
Additional paid-in capital	5,642,104	5,642,104
Accumulated deficit	(4,175,927)	(2,516,414)

Total stockholders’ equity	1,515,945	3,175,458

	$2,123,756	$4,253,212

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Operations
Years Ended September 30, 2003 and 2002

	2003	2002

Net sales (Note 8)	$4,420,540	$9,192,051
Cost of goods sold	2,293,147	4,671,176

Gross margin	2,127,393	4,520,875

Operating expense:
Research and development	1,150,064	2,108,164
Selling and marketing	1,243,760	2,535,563
General and administrative (Note 9)	1,436,563	1,712,697

Total operating expense	3,830,387	6,356,424

Operating loss	(1,702,994)	(1,835,549)
Other income (expense):
Interest expense	(2,447)	(7,366)
Interest income	16,324	60,101
Other, net	30,604	(168,750)

Total other income (expense)	44,481	(116,015)

Loss before income taxes	(1,658,513)	(1,951,564)
Federal and state income tax expense (Note 4)	(1,000)	(178,000)

Net loss	$(1,659,513)	$(2,129,564)

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Stockholders’ Equity
Years Ended September 30, 2003 and 2002

						Foreign	Note
		Common Stock		Additional		Currency	Receivable
	Comprehensive			Paid-In	Accumulated	Translation	From
	Loss	Shares	Amount	Capital	Deficit	Adjustment	Stockholder	Total

Balance, September 30, 2001		4,901,912	$49,019	$5,407,438	$(386,850)	$(3,921)	$(7,586)	$5,058,100
Issuance of common stock upon exercise of options		70,000	700	23,620	—	—	—	24,320
Issuance of common stock for services rendered		4,925	49	20,788	—	—	—	20,837
Fair value of nonqualified stock options issued		—	—	117,070	—	—	—	117,070
Tax benefit recognized upon exercise of warrants		—	—	73,188	—	—	—	73,188
Net activity on stockholder note		—	—	—	—	—	7,586	7,586
Net loss	$(2,129,564)	—	—	—	(2,129,564)	—	—	(2,129,564)
Foreign currency translation adjustment	3,921	—	—	—	—	3,921	—	3,921

Comprehensive Loss	$(2,125,643)

Balance, September 30, 2002		4,976,837	49,768	5,642,104	(2,516,414)	—	—	3,175,458
Net loss		—	—	—	(1,659,513)	—	—	(1,659,513)

Balance, September 30, 2003		4,976,837	$49,768	$5,642,104	$(4,175,927)	$—	$—	$1,515,945

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Consolidated Statements of Cash Flows
Years Ended September 30, 2003 and 2002

	2003	2002

Cash Flows From Operating Activities
Net loss	$(1,659,513)	$(2,129,564)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	233,883	222,838
Other	—	3,921
Loss on disposal of equipment and write-down of software	749	2,571
Compensation expense related to issuance of stock, stock options and stock warrants issued for services	—	137,907
Changes in current assets and liabilities:
Accounts receivable	(174,112)	1,382,043
Inventory	296,920	150,135
Prepaid expenses and other	79,781	3,529
Income tax receivable	—	665,842
Deferred tax asset	—	125,000
Accounts payable	(232,703)	(329,328)
Accrued expenses	(193,222)	100,540

Net cash (used in) provided by operating activities	(1,648,217)	335,434

Cash Flows From Investing Activities
Purchases of equipment	(10,733)	(191,547)

Net cash used in investing activities	(10,733)	(191,547)

Cash Flows From Financing Activities
Payments on long-term debt	(44,018)	(61,527)
Proceeds from issuance of stock upon exercise of warrants and options	—	24,320
Payments on shareholder note receivable	—	7,586
Tax benefit recognized upon exercise of warrants	—	73,188

Net cash (used in) provided by financing activities	(44,018)	43,567

(Decrease)/Increase in cash	(1,702,968)	187,454
Cash
Beginning of year	2,416,399	2,228,945

End of year	$713,431	$2,416,399

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$2,447	$7,366

See Notes to Consolidated Financial Statements.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Visual Circuits Corporation (the Company) is a Minneapolis-based developer of digital media communication products and services used to drive incremental sales, enhance customer experience, facilitate brand development, and increase the effectiveness of training and education programs. Incorporated in 1991, the Company has sold hardware and software solutions that control, distribute and present video, graphics and audio in retail, banking, healthcare, hospitality and entertainment locations around the world. Visual Circuits products range from standard and high-definition video playback circuit boards sold to OEMs to video servers, enterprise class media network control software and network-attached media edge devices. The Company’s engineering efforts continually expand functionality across media types while facilitating integration with third-party display, control and networking products.

Approximate net sales relating to foreign countries were $1,057,000 and $900,000 for the years ended September 30, 2003 and 2002, respectively. Accounts receivable relating to the foreign sales were approximately $150,000 as of September 30, 2003 and 2002.

Principles of consolidation: The consolidated financial statements include the accounts of the Visual Circuits Corporation and its wholly owned French subsidiary, Visual Circuits Europe, Inc. All material intercompany accounts and transactions have been eliminated in consolidation. During 2003, the Company elected to close its French subsidiary (see Note 9).

Revenue recognition: Revenues are recognized upon shipment of the products. Shipping and handling charges billed to customers are included in net sales. Shipping and handling charges incurred by the Company were $32,292 and $73,351 for the years ended September 30, 2003 and 2002, respectively, and are included in selling and marketing expense.

Trade accounts receivable: Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding beyond stated terms. The Company grants trade credit to customers based upon terms established by the Company’s management, which typically range from 30 to 60 days.

Inventory: Inventory is stated at the lower of average cost or market. Inventory consists of the following as of September 30, 2003 and 2002:

	2003	2002

Raw materials	$145,125	$246,597
Work in process	—	5,032
Finished goods	234,611	427,806
Reserve for obsolescence	(143,000)	(129,000)

Net inventory	$236,736	$550,435

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation: The Company depreciates its equipment using the straight-line method over estimated useful lives of three to five years.

Research and development costs: The Company charges all research and development costs to expense as they are incurred.

Fair value of financial instruments: The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for temporary differences in deductibility and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates of the Company include the allowance for doubtful accounts, the allowance for obsolete inventory and accrued warranty.

Stock-based compensation: The Company regularly grants options to its employees under various plans as described below. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. There was no compensation expense recorded for employee grants for the years ended September 30, 2003 and 2002, as all such options granted had an exercise price that equaled the fair market value.

The Company also grants options and warrants to nonemployees for services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123 based on the grant date fair values. There was expense of $117,000 recorded for grants to nonemployees for the year ended September 30, 2002.

Had compensation cost for all of the stock-based compensation options issued been determined based on the fair values at the grant date for awards in 2003 and 2002 consistent with the provisions of Statement No. 123, the Company’s net loss would have been as indicate below:

	Years Ended September 30

	2003	2002

Net loss, as reported	$(1,659,513)	$(2,129,564)
Deduct total stock-based employee compensation expense determined under the fair value – based method for all awards	(176,677)	(172,516)

Net loss, pro forma	$(1,836,190)	$(2,302,080)

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The above pro forma effects on net loss are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year.

The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003 and 2002: no dividend yield during the expected life of outstanding options; forfeiture rate of 20 percent; risk-free interest rates of 4.5 percent to 6.1 percent; and expected lives of five to seven years.

Product warranty: The Company provides a standard one-year warranty on all products for the replacement or repair of defective products. The Company also provides extended warranties on some of its products for a period of two to three years. The Company’s warranty policies require the Company to repair or replace defective products at no cost to its customers. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and information received from its customers to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability are as follows:

	Years Ended September 30

	2003	2002

Balances, beginning of period	$80,678	$48,123
Accruals for products sold	33,000	182,925
Payments made	(33,203)	(150,370)
Changes in estimated warranty reserve	(28,437)	—

Balances, end of period	$52,038	$80,678

Note 2. Liquidity and Management’s Plans

During the years ended September 30, 2003 and 2002, the Company incurred a net loss of approximately $1,659,000 and $2,130,000, respectively. These losses, combined with other activity, resulted in a reduction in working capital of approximately $1,485,000 in 2003 and a working capital balance of $1,221,000 as of September 30, 2003. During 2003, management significantly reduced headcount and other operating expenses to a level that management believes will allow the Company to continue to operate through fiscal 2004. Management has plans that it believes will increase sales in fiscal 2004. Management recognizes that cash requirements in fiscal 2004 may increase as a result of this planned growth. Under a scenario of higher sales, management expects that bank borrowings would be available to help fund operations. Alternatively, in the event of a revenue shortfall, additional expense reductions would be made to reduce cash requirements.

Subsequently, on January 27, 2004, the Company entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 3. Bank Financing

The Company has a $700,000 revolving line of credit with a bank. The line of credit is subject to a borrowing base calculation based upon accounts receivable and inventory. Advances issued under the agreement accrue interest at prime (4.0 percent at September 30, 2003) plus 1.5 percent and are secured by substantially all company assets. The line expired in October 2003. There were no borrowings outstanding under the line of credit as of September 30, 2003 or 2002.

Note 4. Income Taxes

The components of the net deferred tax assets at September 30, 2003 and 2002, are as follows:

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$1,337,000	$725,000
Research and development credit carryforwards	679,000	461,000
Stock warrants	119,000	119,000
Reserve for obsolete inventory	52,000	47,000
Allowance for doubtful accounts	19,000	38,000
Impairment reserve	—	76,000
Accrued expenses and other	42,000	59,000

Gross deferred tax assets	2,248,000	1,525,000
Deferred tax liability, equipment	(18,000)	(27,000)
Less valuation allowance	(2,230,000)	(1,498,000)

Net deferred tax assets	$—	$—

Income tax expense (benefit) consists of the following at September 30, 2003 and 2002:

	2003	2002

Current	$1,000	$(20,000)
Deferred	—	198,000

	$1,000	$178,000

The Company’s income tax expense (benefit) varied from the taxes computed using the U.S. statutory federal rate as of September 30, 2003 and 2002, as follows:

	2003		2002

U.S. statutory rate applied to loss before taxes	$(564,000)	(34.0)%	$(664,000)	(34.0)%
State income tax, net of federal tax effect	(30,000)	(1.8)%	(45,000)	(2.3)%
Permanent differences	42,000	2.5%	35,000	1.8%
Change in valuation allowance	732,000	44.1%	1,019,000	52.2%
Research and development credits	(218,000)	(13.1)%	(138,000)	(7.1)%
Other	39,000	2.4%	(29,000)	(1.5)%

	$1,000	0.1%	$178,000	9.1%

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 4. Income Taxes (Continued)

The Company has recorded the valuation allowance on its deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The increase in the valuation allowance during 2003 and 2002 was primarily the result of the net operating loss (NOL) carryforward which was generated during those years. The 2002 increase was also affected as a result of a change in the conclusion regarding the need for a valuation allowance relative to $125,000 of deferred tax assets.

Federal net operating loss carryforwards of $3,536,000 are available to the Company for income tax purposes at September 30, 2003, of which $114,000 will expire in 2011, $1,592,000 will expire in 2022 and $1,830,000 will expire in 2023. State net operating loss carryforwards of $2,089,000 are available to the Company for income tax purposes at September 30, 2003, of which $114,000 will expire in 2011, $703,000 will expire in 2016, $608,000 will expire in 2017 and $664,000 will expire in 2018.

The research and development credits are available for federal and state income tax purposes. Of the credits available, $47,000 will expire in 2017, $43,000 will expire in 2018, $35,000 will expire in 2019, $100,000 will expire in 2020, $187,000 will expire in 2021, $171,000 will expire in 2022 and $98,000 will expire in 2023.

Future use of the net operating loss carryforwards and research and development credits could be limited under a provision of the Internal Revenue Code relating to a 50 percent change in control over a three-year period.

Note 5. Long-Term Debt

The Company has a bank loan for the purpose of purchasing equipment with a balance of approximately $32,000 and $76,000 at September 30, 2003 and 2002, respectively. The loan accrues interest at a rate of prime plus 0.5 percent (4.5 percent at September 30, 2003) and is due in monthly installments of $3,826 through June 2004.

Note 6. Operating Lease Commitments

The Company leases its facility from an unrelated party under a noncancelable operating lease agreement which expires in December 2004. Approximate future required payments under this lease, are as follows:

Fiscal years ending September 30:
2004	$175,000
2005	44,000

$219,000

Total rental expense was approximately $178,000 and $173,000 for the years ended September 30, 2003 and 2002, respectively.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 7. Stockholders’ Equity

Stock option plans: In 1997 the Company introduced a stock option plan (the 1997 Plan), as amended in fiscal year 1999. Options for up to 1,800,000 shares of common stock had been reserved for issuance under the 1997 Plan and could have been granted to employees and directors. As of September 30, 2003, a total of 1,575,745 option shares were issued, and 927,809 were outstanding. A total of 108,000 options have been exercised and 539,936 cancelled. In connection with the creation of the 2000 Plan described below, the 1997 Plan was frozen, and the authorized but unissued shares were transferred to the new 2000 Plan. The options outstanding are not transferable and expire at varying dates not to exceed 10 years from the grant date.

In fiscal 2001 the Company introduced its 2000 stock option plan (the 2000 Plan). Options for up to 857,917 shares of common stock, including 357,917 shares transferred from the 1997 Plan, have been reserved for issuance under the 2000 Plan and may be granted to employees and directors. As of September 30, 2003, a total of 734,946 option shares were issued, and 449,147 were outstanding. No options have been exercised, and 285,799 have been issued and cancelled primarily in connection with employee terminations. As of September 30, 2003, a total of 408,770 remaining option shares are available for future issuance pursuant to the 2000 Plan. The options outstanding are not transferable and expire at varying dates not to exceed 10 years from the grant date.

The Company also at times issues stock options that are approved by the Board of Directors and are not specific to any stock option plan.

Warrants: The Company has 560,877 stock warrants outstanding that are held by various individuals and organizations. A total of 445,877 warrant shares outstanding have been issued to investors. Outstanding investor warrants range from $0.83 to $5.29 per share, all of which will expire by December 2007. The balance of these warrants, a total of 115,000, have been issued to others in exchange for the purchase of software and services rendered. These warrants have an exercise price of $7.20 per share and expire in January 2006.

The Company accounts for options and warrants issued to nonemployees under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and continues to account for options issued to employees using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Information with respect to stock options and warrants is summarized as follows:

	September 30, 2003			September 30, 2002

			Weighted-			Weighted-
			Average			Average
			Exercise			Exercise
	Warrants	Stock Options	Price	Warrants	Stock Options	Price

Outstanding at beginning of year	590,877	2,864,489	$2.29	589,400	2,328,905	$1.35
Granted	—	159,971	2.00	1,477	1,108,975	3.24
Exercised	—	—	—	—	(70,000)	0.34
Canceled	(30,000)	(837,504)	2.59	—	(503,391)	1.88

Outstanding at end of year	560,877	2,186,956		590,877	2,864,489

Weighted-average fair value per option and warrant granted during the year as computed under SFAS No. 123			$0.54			$0.88

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 7. Stockholders’ Equity (Continued)

The following tables summarize information about stock options and warrants at September 30, 2003 and 2002:

	2003

	Warrants and Options Outstanding			Warrants and Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$0.50 – $0.83	1,454,166	3.97	$0.70	1,085,196	$0.65
$1.50 – $2.00	368,054	4.24	1.85	206,554	1.75
$3.25 – $4.25	548,586	4.24	3.76	382,630	3.98
$5.29 – $7.20	377,027	2.22	5.87	377,027	5.87

	2,747,833	3.55	$2.17	2,051,407	$2.34

	2002

	Warrants and Options Outstanding			Warrants and Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$0.50 – $0.83	1,656,393	4.65	$0.69	1,249,623	$0.80
$1.50 – $2.00	238,958	3.55	1.71	207,902	1.74
$3.25 – $4.25	1,182,988	4.42	3.50	617,110	3.68
$5.29 – $7.20	377,027	3.22	5.87	377,027	5.87

	3,455,366	4.07	$2.29	2,451,662	$2.39

Note 8. Major Customers

Net revenues include sales to major customers as follows:

	Sales to Total Net Sales,
	Years Ended September 30

	2003	2002

Customer A	*	50%
Customer B	14%	*
Customer C	13%	*
Customer D	12%	*

*Represents less than 10 percent of sales.

As of September 30, 2003 and 2002, the accounts receivable from these customers on the Company’s consolidated balance sheets was approximately $446,000 and $78,000, respectively.

Visual Circuits Corporation

Notes to Consolidated Financial Statements

Note 9. Closing of Subsidiary

During fiscal 2003, the Company closed its French subsidiary. The subsidiary had 2002 revenues of approximately $532,000. The net assets, consisting of inventory and accounts receivable, of the affiliate were written down by approximately $211,000 to reflect the estimated fair value as of September 30, 2002. This write-down was recorded as an impairment loss and is included in operating expense for the year ended September 30, 2002. The actual loss incurred on the closing of this subsidiary did not materially differ from the estimated loss.

Note 10. Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement addresses financial accounting and reporting for obligations associated with mandatory redeemable stock which the issuing company is obligated to buy back for cash or other assets at a specified or determinable date or upon an event that is certain to occur. The statement will be effective for the Company’s fiscal year ending 2005, although the FASB is considering indefinitely deferring certain provisions of the standard. Management does not believe this new accounting standard will have material impact on the financial statements.

Visual Circuits Corporation

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2003	September 30, 2003

Assets
Current Assets
Cash	$754,963	$713,431
Trade accounts receivable, net of allowance of $67,100 and $52,000 as of December 31, 2003 and September 30, 2003, respectively	812,160	846,940
Inventory	276,727	236,736
Prepaid expenses	66,109	30,461

Total current assets	1,909,959	1,827,568
Equipment, at cost, net of accumulated depreciation of $724,623 as of December 31, 2003 and $683,166 as of September 30, 2003	257,307	296,188

	$2,167,266	$2,123,756

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$551,081	$324,264
Current maturities of long-term debt	21,082	32,237
Accrued expenses:
Compensation	112,766	129,200
Warranty	52,038	52,038
Other	68,364	70,072

Total current liabilities	805,331	607,811

Commitments (Note 4)
Stockholders’ Equity
Common stock, $0.01 par value; authorized 25,000,000 shares; issued and outstanding 4,976,837 shares	49,768	49,768
Additional paid-in capital	5,642,104	5,642,104
Accumulated deficit	(4,329,937)	(4,175,927)

Total stockholders’ equity	1,361,935	1,515,945

	$2,167,266	$2,123,756

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended December 31,
	2003	2002

Net sales	$1,153,483	$1,228,504
Cost of goods sold	606,796	634,161

Gross margin	546,687	594,343

Operating expense:
Research and development	212,714	376,083
Selling and marketing	186,813	502,875
General and administrative	307,507	396,714

Total operating expense	707,034	1,275,672

Operating loss	(160,347)	(681,329)

Other income (expense):
Interest expense	(323)	(1,092)
Interest income	2,425	7,316
Other, net	4,235	1,715

Total other income (expense)	6,337	7,939

Loss before income taxes	(154,010)	(673,390)
Federal and state income tax expense	—	—

Net loss	$(154,010)	$(673,390)

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional
			Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, September 30, 2003	4,976,837	$49,768	$5,642,104	$(4,175,927)	$1,515,945
Net loss	—	—	—	(154,010)	(154,010)

Balance, December 31, 2003	4,976,837	$49,768	$5,642,104	$(4,329,937)	$1,361,935

See Notes to Condensed Consolidated Financial Statements

Visual Circuits Corporation

Condensed Consolidated Statement of Cash Flows (unaudited)

	For the three months ended
	December 31,

	2003	2002

Cash Flows From Operating Activities
Net loss	$(154,010)	$(673,390)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	41,457	62,410
Changes in current assets and liabilities:
Accounts receivable	34,780	(176,341)
Inventory	(39,991)	(47,574)
Prepaid expenses and other	(35,648)	12,103
Accounts payable	226,817	7,401
Accrued expenses	(18,142)	(97,517)

Net cash provided by (used in) operating activities	55,263	(912,908)

Cash Flows From Investing Activities
Purchases of equipment	(2,576)	(1,082)

Net cash used in investing activities	(2,576)	(1,082)

Cash Flows From Financing Activities
Payments on long-term debt	(11,155)	(10,387)

Net cash used in by financing activities	(11,155)	(10,387)

Increase (Decrease) in cash	41,532	(924,377)
Cash
Beginning of period	713,431	2,416,399

End of period	$754,963	$1,492,022

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$324	$480

See Notes to Condensed Consolidated Financial Statements.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation – Interim Financial Information: The condensed consolidated financial statements of Visual Circuits Corporation (the Company) as of December 31, 2003 and for the three month periods ended December 31, 2003 and 2002 are unaudited and should be read in conjunction with the consolidated financial statements and notes thereto for the year ended September 30, 2003.

In the opinion of management, the condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position, operating results and cash flows for interim periods presented. The results of operations and cash flows for the three month period ended December 31, 2003 are not necessarily indicative of the results that may be expected for any future period.

Principles of consolidation: The consolidated financial statements include the accounts of the Visual Circuits Corporation and its wholly owned French subsidiary, Visual Circuits Europe, Inc. All material intercompany accounts and transactions have been eliminated in consolidation. During 2003, the Company elected to close its French subsidiary.

Revenue recognition: Revenues are recognized upon shipment of the products. Shipping and handling charges billed to customers are included in net sales.

Trade accounts receivable: Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding beyond stated terms. The Company grants trade credit to customers based upon terms established by the Company’s management, which typically range from 30 to 60 days.

Inventory: Inventory is stated at the lower of average cost or market. Inventory consists of the following as of:

	December 31, 2003	September 30, 2003

Raw materials	$189,242	$145,125
Work in process	240	—
Finished goods	235,441	234,611
Reserve for obsolescence	(148,196)	(143,000)

Net inventory	$276,727	$236,736

     Depreciation: The Company depreciates its equipment using the straight-line method over estimated useful lives of three to five years.

     Research and development costs: The Company charges all research and development costs to expense as they are incurred.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for temporary differences in deductibility and operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates of the Company include the allowance for doubtful accounts, the allowance for obsolete inventory and accrued warranty.

Stock-based compensation: The Company regularly grants options to its employees under various plans as described below. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. There was no compensation expense recorded for employee grants for the three months ended December 31, 2003 and 2002, as all such options granted had an exercise price that equaled the fair market value.

The Company also grants options and warrants to nonemployees for services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123 based on the grant date fair values.

	Three Months Ended December 31,
	2003	2002

Net loss, as reported	$(154,010)	$(673,390)
Deduct total stock-based employee compensation expense determined under the fair value-based method for all awards	44,170	44,170

Net loss, pro forma	$(198,180)	$(717,560)

Had compensation cost for all of the stock-based compensation options issued been determined based on the fair values at the grant date for awards for the three months ended December 31, 2003 and 2002 consistent with the provisions of Statement No. 123, the Company’s net loss would have been as indicate below:

The above pro forma effects on net loss are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Product warranty: The Company provides a standard one-year warranty on all products for the replacement or repair of defective products. The Company also provides extended warranties on some of its products for a period of two to three years. The Company’s warranty policies require the Company to repair or replace defective products at no cost to its customers. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and information received from its customers to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability are as follows:

Period Ended
December 31, 2003

Balance September 30, 2003	$52,038
Accruals for products	18,910
Payments made	(18,910)

Balance December 30, 2003	$52,038

Note 2. Liquidity and Management’s Plans

During the three months ended December 31, 2003 and the years ended September 30, 2003 and 2002, the Company incurred a net loss of approximately $154,000, $1,659,000 and $2,130,000, respectively. These losses, combined with other activity, resulted in a reduction in working capital of approximately $1,485,000 and $115,000 for the year ended September 30, 2003 and the three-months ended December 31, 2003, and a working capital balance of $1,220,000 and $1,105,000 as of September 30, 2003 and December 31, 2003, respectively. During 2003, management significantly reduced headcount and other operating expenses to a level that management believes will allow the Company to continue to operate through fiscal 2004. Management has plans that it believes will increase sales in fiscal 2004. Management recognizes that cash requirements in fiscal 2004 may increase as a result of this planned growth. Under a scenario of higher sales, management expects that bank borrowings would be available to help fund operations. Alternatively, in the event of a revenue shortfall, additional expense reductions would be made to reduce cash requirements.

Subsequently, on January 27, 2004, the Company entered into an agreement with Focus Enhancements, Inc. to sell substantially all of its assets and to liquidate, subject to stockholder approval. In the event that the agreement is not consummated or approved by the stockholders, the Company may continue to pursue liquidation. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

Note 3. Bank Financing

The Company had a $700,000 revolving line of credit with a bank. The Company allowed the line of credit to expire in October 2003. There were no borrowings outstanding under the line as of September 30, 2003.

Note 4. Long-Term Debt

The Company has a bank loan for the purpose of purchasing equipment with a balance of approximately $21,000 and $32,000 at December 31, 2003 and September 30, 2003, respectively. The loan accrues interest at a rate of prime plus 0.5 percent (4.5 percent at December 31, 2003) and is due in monthly installments of $3,826 through June 2004.

Visual Circuits Corporation

Notes to Condensed Consolidated Financial Statements

Summary of Certain Contractual Obligations

The Company leases its facility from an unrelated party under a noncancelable operating lease agreement which expires in December 2004. Approximate future required payments under this lease, subsequent to December 31, 2003, are as follows:

	Amount of Commitment Expiration Per Period

		Less Than			After 5
	Total	1 year	2-3 Years	4-5 Years	Years

Operating lease	$175,000	$175,000	—	—	—

Note 5. Major Customers

Net sales include sales to major customers as follows:

	Sales to Total Net Sales,
	Three Months Ended December 31,

	2003	2002

Customer A	20.8%	30.0%
Customer B	16.0%	*

*Represents less than 10 percent of sales.

As of December 31, 2003, three customers represented 11.2%, 25.3% and 11.8%, respectively of the Company’s accounts receivable balance. Combined, these three customers accounted for approximately 43.8% of the Company’s accounts receivable balance.

Note 6. Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement addresses financial accounting and reporting for obligations associated with mandatory redeemable stock which the issuing company is obligated to buy back for cash or other assets at a specified or determinable date or upon an event that is certain to occur. The statement will be effective for the Company’s fiscal year ending 2005, although the FASB has indefinitely deferred certain provisions of the standard. Management does not believe this new accounting standard will have material impact on the financial statements.

The FASB issued FIN 46, Consolidation of Variable Interest Entities in January 2003, and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. FIN 46, as modified by FIN 46-R, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. As such, the Company does not expect the adoption of FIN 46, as modified by FIN 46-R to have an impact on its financial position or results of operations.

FOCUS ENHANCEMENTS, INC.

890,659 Shares of
Common Stock

PROSPECTUS

__________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Registration Fee Under Securities Act	$380
Blue Sky Fees and Expenses	0
Legal Fees and Expenses	3,500	*
Accounting Fees and Expenses	3,500	*
Printing and Mailing Costs	500
Miscellaneous Fees and Expenses	120	*

Total Expenses	$8,000

* Estimated

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or permits a Delaware corporation to grant, indemnity to present or former directors and officers, as well as certain other persons serving at the request of the corporation in related capacities. This permitted indemnity is sufficiently broad to permit indemnification for liabilities arising under the Securities Act of 1933, including reimbursement for expenses incurred.

     The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the Certificate of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. The registrant’s Bylaws provide for the indemnification of directors, former directors and officers to the maximum extent permitted by Delaware law. The registrant’s Bylaws also provide that it may purchase and maintain insurance on behalf of a director or officer against liability asserted against the director or officer in such capacity.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16. Exhibits.

     The following documents have been previously filed as Exhibits and are incorporated herein by reference except those exhibits indicated with an asterisk which are filed herewith:

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of August 30, 2000 among Focus, Videonics, and PC Video Conversion (1)

2.2	Agreement and Plan of Reorganization dated as of January 27, 2004 by and between Focus and Visual Circuits Corporation (22)

3.1	Second Restated Certificate of Incorporation of Focus (2)

1

Exhibit No.	Description
3.2	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus (3)

3.3	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated July 25, 1997 (4)

3.4	Restated Bylaws of Focus (2)

3.5	Certificate of Designation – Series B Preferred Stock (5)

3.6	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated January 16, 2001 (19)

3.7	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Focus dated January 8, 2003 (19)

3.8	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation dated March 12, 2004 (23)

3.9	Certificate of Designation – Series C Preferred Stock (23)

4.1	Specimen certificate for Common Stock of Focus (2)

4.2	Specimen certificate for Redeemable Common Stock Purchase Warrant (2)

4.3	Form of Warrant issued to various investors pursuant to Amendment No. 1 to Stock Subscription Agreement dated April 1996 (6)

4.4	Form of Warrant issued to the placement agent in the March 1997 Offering (6)

4.5	Form of Warrant dated September 10, 1997 issued to designees of the placement agent (7)

4.6	Form of Stock Purchase Warrant issued to AMRO International, S.A. (included as Exhibit A to the Common Stock and Warrants Purchase Agreement – see Exhibit 10.2) (8)

4.7	Stock Purchase Warrant issued to Union Atlantic, L.C. (9)

4.8	Form of Common Stock Purchase Warrant dated January 11, 2002 issued by Focus to five Investors (10)

4.9	Common Stock Purchase Warrant dated December 27, 2001 issued by Focus to vFinance (10)

4.10	Warrant issued to vFinance dated November 25, 2002 (19)

4.11	Form of Warrant to Investors dated July 1, 2003 (21)

5.1	Opinion of Manatt, Phelps & Phillips, LLP*

10.1	1997 Director Stock Option Plan (11)

10.2	Common Stock and Warrants Purchase Agreement with AMRO International, S.A. (8)

10.3	Common Stock and Warrant Purchase Agreement, as amended, with BNC Bach International Ltd., Inc. (9)

10.4	Form of Registration Rights Agreement with BNC Bach International Ltd., Inc. (included as Exhibit B to the Common Stock and Warrant Purchase Agreement (9)

10.5	Agreement between Union Atlantic, L.C. and FOCUS Enhancements, Inc. confirming Reorganization Agreement to issue warrant in exchange for fee reduction (9)

10.6	Common Stock Warrant and Purchase Agreement with AMRO International, S.A. dated June 9, 2000 (8)

10.7	Promissory Note, dated October 26, 2000, from Focus Enhancements, Inc. to Carl Berg (12)

10.8	Security Agreement dated October 26, 2000, between Focus Enhancements, Inc. and Carl Berg (12)

2

Exhibit No.	Description
10.9	2000 Non-Qualified Stock Option Plan (13)

10.10	Amendment No. 1 to Secured Promissory Note dated April 24, 2001 issue by Focus to Carl Berg (excludes exhibits B and C) (5)

10.11	Registration Rights Agreement dated May 1, 2001 between Focus and Carl Berg (5)

10.12	Promissory note issued to Carl Berg dated June 29, 2001 (14)

10.13	Termination Agreement between Focus and Euston dated January 11, 2002 (10)

10.14	Form of Common Stock and Warrant Purchase Agreement with four investors dated January 11, 2002 (10)

10.15	Form of Registration Rights Agreement with four investors dated January 11, 2002 (10)

10.16	1998 Non-Qualified Stock Option Plan (15)

10.17	Third Addendum to Lease Dated July 6, 1994, by and between H-K Associates (Lessor) and Focus Enhancements, Inc. (Lessee) for premises At 1370 Dell Ave, Campbell, California (16)

10.18	Employment agreement between Focus Enhancements and Brett Moyer (17)

10.19	2002 Non-Qualified Stock Option Plan (18)

10.20	Common Stock Purchase Agreement with two investors dated November 25, 2002 (excludes annexes) (19)

10.21	Registration Rights Agreement with two investors dated November 25, 2002 (19)

10.22	Extension of Notes Payable between the Company and Carl Berg dated April 28, 2003 (20)

10.23	Common Stock and Warrant Purchase Agreement (excluding exhibits) with two investors dated July 1, 2003 (21)

10.24	Registration Rights Agreement with two investors dated July 1, 2003 (21)

14	Code of Ethics (23)

23.1	Consent of Deloitte Touche LLP*

23.2	Consent of McGladrey & Pullen LLP*

23.3	Consent of Manatt, Phelps & Phillips, LLP (See Exhibit 5.1)

99.1	Power of Attorney (included in signature page of Form S-4 filed with the SEC on February 17, 2004).

* Included.

1.	Filed as an exhibit to Focus’ Current Report on Form 8-K dated September 8, 2000, and incorporated herein by reference.

2.	Filed as an exhibit to Focus’ Registration Statement on Form SB-2 (No. 33-60248-B) and incorporated herein by reference.

3.	Filed as an exhibit to Focus’ Form 10-QSB for the period ended September 30, 1995, and incorporated herein by reference.

4.	Filed as an exhibit to Focus’ Form 10-QSB dated August 14, 1997, and incorporated herein by reference.

5.	Filed as an exhibit to Focus’ Amended Registration Statement on Form SB-2 (No. 333-55178) filed on August 9, 2001 as amended, incorporated herein by reference.

6.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-26911) filed with the Commission on May 12, 1997, and incorporated herein by reference.

7.	Filed as an exhibit to Focus’ Form 8-K dated September 10, 1997, and incorporated herein by reference.

3

8.	Filed as an exhibit to Focus’ Registration Statements on Form S-3 (No. 333-81177) filed with the Commission on June 21, 1999, and incorporated herein by reference.

9.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-94621) filed with the Commission on January 13, 2000, and incorporated herein by reference.

10.	Filed as an exhibit to Focus’ Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-55178) filed on January 23, 2002, and incorporated herein by reference.

11.	Filed as an exhibit to Focus’ Registration Statement on Form S-8 (No. 333-33243) filed with the Commission on August 8, 1997, and incorporated herein by reference.

12.	Filed as an exhibit to Focus’’ Current Report on Form 8-K dated October 31, 2000, as amended by Focus’’ Current Report on Form 8-K/A dated November 2, 2000, and incorporated herein by reference.

13.	Filed as an exhibit to Focus’ Form S-8 (No. 333-57762) filed with the Commission on March 28, 2001, and incorporated herein by reference.

14.	Filed as an exhibit to Focus’ Amendment No. 4 to Registration Statement on Form SB-2 (No. 333-55178) filed on February 11, 2002, and incorporated herein by reference.

15.	Filed as an exhibit to Focus’ Form S-8 (No. 333-89770) filed with the Commission on June 4, 2002, and incorporated herein by reference.

16.	Filed as an exhibit to Focus’ Form l0-QSB dated August 14, 2002, and incorporated herein by reference.

17.	Filed as an exhibit to Focus’ Form l0-QSB dated November 14, 2002, and incorporated herein by reference.

18.	Filed as Appendix B to Focus’ Definitive Proxy Statement filed with the Commission on November 13, 2002, and incorporated herein by reference.

19.	Filed as an exhibit to Focus’ Form 10-KSB dated March 31, 2003, and incorporated herein by reference.

20.	Filed as an exhibit to Focus’ Form 10-QSB filed with the SEC on May 9, 2003, and incorporated herein by reference.

21.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 filed with the SEC on August 21, 2003, and subsequently amended, and incorporated herein by reference.

22.	Filed as an Annex to the proxy statement/prospectus included in the Focus’ Form S-4 filed with the SEC on February 17, 2004, and incorporated herein by reference.

23.	Filed as an exhibit to Focus’ Form 10-K filed with the SEC on March 16, 2004, and incorporated herein by reference.

* Included.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a) (3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range maybe reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum

4

aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement as any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question to whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on April 29, 2004.

FOCUS ENHANCEMENTS, INC.

By:	/s/ Brett A. Moyer
Brett A. Moyer
President and Chief Executive Officer (Principal Executive Officer)

     Each person whose signature appears below hereby constitutes and appoints Brett Moyer and Gary L. Williams, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brett A. Moyer Brett A. Moyer	President, Chief Executive Officer and Director	April 29, 2004
/s/ Gary L. Williams Gary L. Williams	Vice President of Finance & Chief Financial Officer (Principal Accounting Officer)	April 29, 2004
/s/ N William Jasper, Jr. N William Jasper, Jr.	Chairman of the Board	April 29, 2004
/s/ Carl E. Berg Carl E. Berg	Director	April 29, 2004
/s/ William B. Coldrick William B. Coldrick	Director	April 29, 2004
/s/ Michael L. D’Addio Michael L. D’Addio	Director	April 29, 2004
/s/ Tommy Eng Tommy Eng	Director	April 29, 2004
/s/ Timothy E. Mahoney Timothy E. Mahoney	Director	April 29, 2004

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of August 30, 2000 among Focus, Videonics, and PC Video Conversion (1)

2.2	Agreement and Plan of Reorganization dated as of January 27, 2004 by and between Focus and Visual Circuits Corporation (22)

3.1	Second Restated Certificate of Incorporation of Focus (2)
3.2	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus (3)

3.3	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated July 25, 1997 (4)

3.4	Restated Bylaws of Focus (2)

3.5	Certificate of Designation — Series B Preferred Stock (5)

3.6	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated January 16, 2001 (19)

3.7	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Focus dated January 8, 2003 (19)

3.8	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation dated March 12, 2004 (23)

3.9	Certificate of Designation — Series C Preferred Stock (23)

4.1	Specimen certificate for Common Stock of Focus (2)

4.2	Specimen certificate for Redeemable Common Stock Purchase Warrant (2)

4.3	Form of Warrant issued to various investors pursuant to Amendment No. 1 to Stock Subscription Agreement dated April 1996 (6)

4.4	Form of Warrant issued to the placement agent in the March 1997 Offering (6)

4.5	Form of Warrant dated September 10, 1997 issued to designees of the placement agent (7)

4.6	Form of Stock Purchase Warrant issued to AMRO International, S.A. (included as Exhibit A to the Common Stock and Warrants Purchase Agreement — see Exhibit 10.2) (8)

4.7	Stock Purchase Warrant issued to Union Atlantic, L.C. (9)

4.8	Form of Common Stock Purchase Warrant dated January 11, 2002 issued by Focus to five Investors (10)

4.9	Common Stock Purchase Warrant dated December 27, 2001 issued by Focus to vFinance (10)

4.10	Warrant issued to vFinance dated November 25, 2002 (19)

4.11	Form of Warrant to Investors dated July 1, 2003 (21)

5.1	Opinion of Manatt, Phelps & Phillips, LLP*

10.1	1997 Director Stock Option Plan (11)

10.2	Common Stock and Warrants Purchase Agreement with AMRO International, S.A. (8)

10.3	Common Stock and Warrant Purchase Agreement, as amended, with BNC Bach International Ltd., Inc. (9)

10.4	Form of Registration Rights Agreement with BNC Bach International Ltd., Inc. (included as Exhibit B to the Common Stock and Warrant Purchase Agreement (9)

10.5	Agreement between Union Atlantic, L.C. and FOCUS Enhancements, Inc. confirming Reorganization Agreement to issue warrant in exchange for fee reduction (9)

10.6	Common Stock Warrant and Purchase Agreement with AMRO International, S.A. dated June 9, 2000 (8)

10.7	Promissory Note, dated October 26, 2000, from Focus Enhancements, Inc. to Carl Berg (12)

10.8	Security Agreement dated October 26, 2000, between Focus Enhancements, Inc. and Carl Berg (12)

Exhibit No.	Description
10.9	2000 Non-Qualified Stock Option Plan (13)

10.10	Amendment No. 1 to Secured Promissory Note dated April 24, 2001 issue by Focus to Carl Berg (excludes exhibits B and C) (5)

10.11	Registration Rights Agreement dated May 1, 2001 between Focus and Carl Berg (5)

10.12	Promissory note issued to Carl Berg dated June 29, 2001 (14)

10.13	Termination Agreement between Focus and Euston dated January 11, 2002 (10)

10.14	Form of Common Stock and Warrant Purchase Agreement with four investors dated January 11, 2002 (10)

10.15	Form of Registration Rights Agreement with four investors dated January 11, 2002 (10)

10.16	1998 Non-Qualified Stock Option Plan (15)

10.17	Third Addendum to Lease Dated July 6, 1994, by and between H-K Associates (Lessor) and Focus Enhancements, Inc. (Lessee) for premises At 1370 Dell Ave, Campbell, California (16)

10.18	Employment agreement between Focus Enhancements and Brett Moyer (17)

10.19	2002 Non-Qualified Stock Option Plan (18)

10.20	Common Stock Purchase Agreement with two investors dated November 25, 2002 (excludes annexes) (19)

10.21	Registration Rights Agreement with two investors dated November 25, 2002 (19)

10.22	Extension of Notes Payable between the Company and Carl Berg dated April 28, 2003 (20)

10.23	Common Stock and Warrant Purchase Agreement (excluding exhibits) with two investors dated July 1, 2003 (21)

10.24	Registration Rights Agreement with two investors dated July 1, 2003 (21)

14	Code of Ethics (23)

23.1	Consent of Deloitte Touche LLP*

23.2	Consent of McGladrey & Pullen LLP*

23.3	Consent of Manatt, Phelps & Phillips, LLP (See Exhibit 5.1)

99.1	Power of Attorney (included in signature page of Form S-4 filed with the SEC on February 17, 2004).

* Included.

1.	Filed as an exhibit to Focus’ Current Report on Form 8-K dated September 8, 2000, and incorporated herein by reference.

2.	Filed as an exhibit to Focus’ Registration Statement on Form SB-2 (No. 33-60248-B) and incorporated herein by reference.

3.	Filed as an exhibit to Focus’ Form 10-QSB for the period ended September 30, 1995, and incorporated herein by reference.

4.	Filed as an exhibit to Focus’ Form 10-QSB dated August 14, 1997, and incorporated herein by reference.

5.	Filed as an exhibit to Focus’ Amended Registration Statement on Form SB-2 (No. 333-55178) filed on August 9, 2001 as amended, incorporated herein by reference.

6.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-26911) filed with the Commission on May 12, 1997, and incorporated herein by reference.

7.	Filed as an exhibit to Focus’ Form 8-K dated September 10, 1997, and incorporated herein by reference.

8.	Filed as an exhibit to Focus’ Registration Statements on Form S-3 (No. 333-81177) filed with the Commission on June 21, 1999, and incorporated herein by reference.

9.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-94621) filed with the Commission on January 13, 2000, and incorporated herein by reference.

10.	Filed as an exhibit to Focus’ Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-55178) filed on January 23, 2002, and incorporated herein by reference.

11.	Filed as an exhibit to Focus’ Registration Statement on Form S-8 (No. 333-33243) filed with the Commission on August 8, 1997, and incorporated herein by reference.

12.	Filed as an exhibit to Focus’’ Current Report on Form 8-K dated October 31, 2000, as amended by Focus’’ Current Report on Form 8-K/A dated November 2, 2000, and incorporated herein by reference.

13.	Filed as an exhibit to Focus’ Form S-8 (No. 333-57762) filed with the Commission on March 28, 2001, and incorporated herein by reference.

14.	Filed as an exhibit to Focus’ Amendment No. 4 to Registration Statement on Form SB-2 (No. 333-55178) filed on February 11, 2002, and incorporated herein by reference.

15.	Filed as an exhibit to Focus’ Form S-8 (No. 333-89770) filed with the Commission on June 4, 2002, and incorporated herein by reference.

16.	Filed as an exhibit to Focus’ Form l0-QSB dated August 14, 2002, and incorporated herein by reference.

17.	Filed as an exhibit to Focus’ Form l0-QSB dated November 14, 2002, and incorporated herein by reference.

18.	Filed as Appendix B to Focus’ Definitive Proxy Statement filed with the Commission on November 13, 2002, and incorporated herein by reference.

19.	Filed as an exhibit to Focus’ Form 10-KSB dated March 31, 2003, and incorporated herein by reference.

20.	Filed as an exhibit to Focus’ Form 10-QSB filed with the SEC on May 9, 2003, and incorporated herein by reference.

21.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 filed with the SEC on August 21, 2003, and subsequently amended, and incorporated herein by reference.

22.	Filed as an Annex to the proxy statement/prospectus included in the Focus’ Form S-4 filed with the SEC on February 17, 2004, and incorporated herein by reference.

23.	Filed as an exhibit to Focus’ Form 10-K filed with the SEC on March 16, 2004, and incorporated herein by reference.

* Included.